Exhibit 99.1

Biophytis enters strategic agreement

in Asia and secures $20 million for

launch of Phase 3 trial in sarcopenia

▪	Signing of a protocol agreement for the creation of a joint venture in Hong Kong.
▪	Financing secured for up to $20 million over three years, including $10 million in the first year.
▪	Phase 3 clinical trial expected to begin in the second half of 2026.

Paris (France) and Cambridge (Massachusetts, United States), 28 January 2026 – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, today announces the signing of a landmark agreement to create a Hong Kong-based joint venture, Biophytis Biopharmaceutical Holding LTD, designed to accelerate the development and commercialization of BIO101 in sarcopenia in Asian markets.

Stanislas Veillet, CEO of Biophytis, states: "This partnership is a historic step in our international development. It gives Biophytis access to Asian markets where the medical needs related to sarcopenia are most significant, while benefiting from the local expertise and financing capabilities of recognized partners. I am delighted by their commitment to working with us, which demonstrates the therapeutic potential of BIO101 and validates Biophytis' ability to address the challenges of mobility in the elderly and the aging population."

A Structuring Strategic Partnership for Biophytis

With the aim of leveraging the therapeutic potential of BIO101 in China, South Korea, and Japan, this joint venture will bring together Biophytis and a consortium of Asian partners, including Ronghui Renhe Life Technology, a leading Chinese conglomerate primarily involved in the manufacture and distribution of healthcare products.

Under the terms of the agreement, Biophytis will contribute its intellectual property related to BIO101 in these territories, while the Asian partners have committed to injecting up to US$20 million over three years, with a total of US$10 million expected during the first twelve months, including US$3 million upon the creation of the joint venture. In terms of capital distribution, Biophytis and its founders will hold 29% of the capital of the new entity, and the consortium of Asian partners will hold 71%.

The governance of the joint venture will reflect the spirit of balanced collaboration of this partnership, with a board of directors composed of three representatives from Biophytis and the founders and two representatives from the consortium of Asian partners, ensuring concerted decision-making and combined expertise.

A Precise Operational Timetable

The partnership will be rolled out according to a structured timetable, with the joint venture expected to be created within a maximum of 180 days. The joint venture is expected to become operational in the first half of 2026, with the injection of the first tranche of investment by the partners ($3 million) and the contribution of industrial property rights in the relevant territories (China, South Korea, and Japan) by Biophytis.

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An Ambitious Clinical Development Program

At the heart of this collaboration is the launch of an international Phase 3 clinical trial, called SARA-31, aimed at obtaining conditional marketing authorization (MA) for BIO101 in sarcopenia in both Asia and Europe. This multicentred study will include 942 patients strategically distributed as follows:

▪	642 patients in China, under the responsibility of the new entity.
▪	90 patients in Japan, under the responsibility of the new entity.
▪	200 patients in Europe, under the direct coordination of Biophytis.

Biophytis will oversee the overall coordination of this pivotal study, ensuring the scientific and regulatory consistency of the entire program.

This clinical study will commence in the second half of 2026, as soon as regulatory approvals have been obtained in China and Japan, while approvals to commence this Phase 3 study have already been obtained in Europe and the United States.

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About BIO101 in Sarcopenia (SARA)

BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscle diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The SARA program is the world's most advanced clinical program in age-related sarcopenia. For this indication, no approved treatment exists to date, and it is estimated that one in four people over the age of 60 worldwide is affected¹. Living with sarcopenia significantly degrades quality of life and reduces life expectancy by 6 years². The Phase 2 clinical trial demonstrated the efficacy of BIO101 in improving mobility in patients with sarcopenia³. The planned Phase 3 trial will constitute a major step in addressing this unmet medical need and advancing longevity on a global scale.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com

About Ronghui Renhe

Ronghui Renhe Group is a healthcare conglomerate headquartered in Shenzhen, China, with several subsidiaries active in the pharmaceutical, medical device, dermo-cosmetic, and healthcare equipment industries, with a significant presence in pharmaceutical distribution and healthcare product manufacturing.

Biophytis contacts

Investor Relations

investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr - +33 6 38 31 90 50

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